July 30, 2013

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.20549

Attention:	Tom Kluck, Legal Branch Chief
Jerard Gibson, Staff Attorney

Re:	Central GoldTrust
Annual Report on Form 40-F
Filed February 13, 2013
File No. 001-32934

This letter is written in response to your comment letter dated June 13, 2013 in the above referenced matter.

Investment Policies and Restrictions, page 2

1.)	The Trust will expand its disclosure in its 40-F filing to advise if any spot inspections took place during the fiscal year covered, as this would appear to be the most appropriate disclosure.

Net Asset Value, page 19

2.)	The Trust will expand its disclosure in this risk factor in future Exchange Act periodic reports to discuss more specifically the factors that may result in the market value of the units being greater or less than the net asset value over the same period. The Trust will also disclose, if applicable, any material variance in the market value and net asset value during the reporting period as requested.

Exhibit 99.2 – Management’s Discussion and Analysis (MD&A)

3.)	The costs for warehousing the Trust’s gold bullion holdings are listed on the Statements of Income (Loss), which are incorporated by reference into its 40-F filing, as an individual expense item entitled “Safekeeping fees and bank charges”. We assume that such should be sufficient disclosure for Form 40-F purposes.

In responding to your comment letter, we do, as requested, confirm that:

•	Central GoldTrust is responsible for the adequacy and accuracy and disclosures in its 40-F filing;

•	SEC staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Central GoldTrust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is a sufficient response to your comments. Should you require anything further, please let us know.

Yours truly

/s/ J.C. Stefan Spicer
J.C. Stefan Spicer
Chief Executive Officer